UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

Greenbrook TMS Inc.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

393704309

(CUSIP Number)

Sasha Cucuz

Greybrook Health Inc.

890 Yonge Street, 7th Floor

Toronto, Ontario M4W 3P4

(647) 478-8881

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 23, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 393704309

1	NAMES OF REPORTING PERSONS THE VAMVAKAS FAMILY TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ – Joint Filing
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,954,475(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,954,475(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,954,475(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.9%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1) Reflects deemed shared beneficial ownership with the indirect subsidiary of The Vamvakas Family Trust (the “Trust”), Greybrook Health Inc. (“Greybrook Health”), as reported below.

(2) See note 2 for Greybrook Health, as reported below.

CUSIP No. 393704309

1	NAMES OF REPORTING PERSONS GREYBROOK HEALTH INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ – Joint Filing
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,954,475(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,954,475(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,954,475(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.9%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1) This amount includes (i) 7,000,424 common shares, no par value (the “Common Shares”), of Greenbrook TMS Inc. (the “Issuer”) beneficially owned by Greybrook Health (collectively with the Trust, the “Reporting Persons”), (ii) 1,818,181 Common Shares estimated to be issuable to Greybrook Health upon conversion of up to approximately US$1.0 million of a convertible instrument (the “Convertible Instrument”) in respect of the outstanding principal amount of the unsecured notes of the Issuer (the “Notes”) held by Greybrook Health, and (iii) 135,870 Common Shares issuable to Greybrook Health upon the exercise of common share purchase warrants of the Issuer (the “Warrants”).

(2) This percentage is calculated based upon 29,436,545 outstanding Common Shares of the Issuer as of September 30, 2022 as reported in the Issuer’s Form 6-K filed with the Securities and Exchange Commission (“SEC”) on November 8, 2022, plus an additional (i) 1,818,181 Common Shares estimated to be issuable to Greybrook Health upon conversion of the Convertible Instrument by Greybrook Health, (ii) 135,870 Common Shares issuable to Greybrook Health upon the exercise of the Warrants, and (iii) 11,363,635 Common Shares issued to certain investors, including Greybrook Health, pursuant to the Securities Purchase Agreement (as defined herein), as reported in the Issuer’s press release, dated March 24, 2023, included as Exhibit 99.1 to the Issuer’s Form 6-K filed with the SEC on March 24, 2023.

EXPLANATORY NOTE

This Amendment No.1 (the “Amendment No. 1”) to the original Schedule 13D previously filed on March 10, 2023 (the “Original Schedule 13D”) is being filed by and on behalf of Greybrook Health Inc., a corporation formed under the laws of the Province of Ontario, Canada (“Greybrook Health”), and The Vamvakas Family Trust, a trust formed under the laws of the Province of Ontario, Canada (the “Trust,” and together with Greybrook Health, the “Reporting Persons”), to reflect the acquisition by Greybrook Health of an additional 2,272,727 common shares, no par value (“Common Shares”) of Greenbrook TMS Inc. (the “Issuer”) pursuant to the Securities Purchase Agreement (as defined below) and an increase of 956,855 additional Common Shares issuable to Greybrook Health pursuant to the Convertible Instrument as a result of a decrease in the market price of the Common Shares since March 10, 2023 (as described below).

On March 21, 2023, Greybrook Health, along with certain other investors, entered into a securities purchase agreement (the “Securities Purchase Agreement”) with the Issuer, pursuant to which Greybrook Health acquired an additional 2,272,727 Common Shares at an offering price of $0.55 per share on a private placement basis.

Information and defined terms reported in the Original Schedule 13D remain in effect except to the extent that it is amended or superseded by information or defined terms contained in this Amendment No. 1.

Item 2. Identity and Background.

Item 2 of the Original Schedule 13D is hereby amended and supplemented as follows:

Common Shares

As of the date of this Amendment No. 1, after giving effect to the issuance of 2,272,727 Common Shares to Greybrook Health pursuant to the Securities Purchase Agreement, the Reporting Persons are deemed to beneficially own 6,800,424 Common Shares that are directly owned by Greybrook Health and 200,000 Common Shares directly owned by Greybrook Realty, an affiliate of Greybrook Health and an indirect subsidiary of the Trust.

Convertible Instrument

As reported in the Original Schedule 13D, the Convertible Instrument permits Greybrook Health to convert up to US$1.0 million of the outstanding principal amount of the Notes (as defined in the Original Schedule 13D) into Common Shares at a conversion price per share (the “Conversion Price”) equal to 85.0% of the volume-weighted average trading price of the Common Shares on the Toronto Stock Exchange (the “TSX”) for the five trading days immediately preceding the date of conversion or, if the Common Shares were not then listed on the TSX, or otherwise 85.0% of the volume-weighted average trading price of the Common Shares on the Nasdaq Stock Market LLC (“Nasdaq”) for the five trading days immediately preceding the date of conversion (subject to the other terms and conditions described in the Original Schedule 13D). On March 13, 2023, the Common Shares were delisted from the TSX. Based on the closing price of the Common Shares on the Nasdaq as of March 21, 2023, the Convertible Instrument was convertible into 1,818,181 Common Shares on such date, and accordingly, the Reporting Persons are deemed to beneficially own such additional Common Shares as of such date.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby amended and supplemented as follows:

On March 21, 2023, Greybrook Health, along with certain other investors, entered into the Securities Purchase Agreement with the Issuer, pursuant to which Greybrook Health acquired an additional 2,272,727 Common Shares at an offering price of $0.55 per share on a private placement basis. The acquisition of the additional Common Shares was funded by Greybrook Health with available cash on hand.

The increase in additional Common Shares issuable upon conversion of the Convertible Instrument is due to the delisting of the Issuer from the TSX and a decline in the market value of the Common Shares since March 10, 2023.

Item 4. Purpose of Transaction.

The information set forth in Items 2 and 3 of this Amendment No. 1 is hereby incorporated by reference into Item 4 of the Original Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5(a)-(c) of the Original Schedule 13D is hereby amended and restated as follows:

(a)-(b) The aggregate number and percentage of Common Shares beneficially owned by the Reporting Persons to which this Schedule 13D relates is 8,954,475 Common Shares, constituting approximately 20.9% of the Issuer’s outstanding Common Shares, and including (i) 6,800,424 Common Shares that are directly owned by Greybrook Health and 200,000 Common Shares directly owned by Greybrook Realty, an affiliate of Greybrook Health and an indirect subsidiary of the Trust, (ii) 1,818,181 Common Shares issuable to the Greybrook Health upon conversion of the Convertible Instrument, and (iii) 135,870 Common Shares issuable to Greybrook Health upon exercise of the Warrants. The percentage of Common Shares of the Issuer is based on an 29,436,545 outstanding Common Shares as of September 30, 2022 as reported in the Issuer’s Form 6-K filed with the Securities and Exchange Commission (the “SEC”) on November 8, 2022, plus an additional (i) 1,818,181 Common Shares estimated to be issuable to Greybrook Health upon conversion of the Convertible Instrument by Greybrook Health, (ii) 135,870 Common Shares issuable to Greybrook Health upon the exercise of the Warrants, and (iii) 11,363,635 Common Shares issued to certain investors, including Greybrook Health, pursuant to the Securities Purchase Agreement, as reported in the Issuer’s press release, dated March 24, 2023, included as Exhibit 99.1 to the Issuer’s Form 6-K filed with the SEC on March 24, 2023.

(c) Other than the transactions described herein and in the Original Schedule 13D, there have been no transactions by the Reporting Persons in the Common Shares during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 2 and 3 of this Amendment No. 1 is hereby incorporated by reference into Item 6 of the Original Schedule 13D. In addition, in connection with the Securities Purchase Agreement, Greybrook Health has been granted customary resale, demand and “piggy-back” registration rights pursuant to a Resale Registration Rights Agreement, dated as of March 21, 2023, entered into between the Issuer and the other investors party thereto (the “2023 Registration Rights Agreement”).

Item 7. Materials to Be Filed as Exhibits.

Item 7 of the Original Schedule 13D is hereby amended and supplemented as follows:

Exhibit 99.4      2023 Registration Rights Agreement (incorporated by reference to Exhibit 99.3 to the Issuer’s Form 6-K filed with the SEC on March 24, 2023)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

March 24, 2023
THE VAMVAKAS FAMILY TRUST

	By:	/s/ Elias Vamvakas
		Name: Title:	Elias Vamvakas Trustee

GREYBROOK HEALTH INC.

	By:	/s/ Sasha Cucuz
		Name:	Sasha Cucuz
		Title:	Director